                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                SCHEDULE 14D-1

              Tender Offer Statement Pursuant To Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                             _____________________
                          LONE STAR INDUSTRIES, INC.

                           (Name of Subject Company)

                            LEVEL ACQUISITION CORP.
                    AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                         DYCKERHOFF AKTIENGESELLSCHAFT
                                   (Bidders)


                         COMMON STOCK,
                   PAR VALUE $1.00 PER SHARE                                 COMMON STOCK
               (Including the Associated Rights                            PURCHASE WARRANTS
                   to purchase Common Stock)

                (Title of Class of Securities)                      (Title of Class of Securities)

                          542290 408                                            542290 11
             (CUSIP Number of Class of Securities)               (CUSIP Number of Class of Securities)

                                DR. PETER ROHDE
                                 PETER STEINER
                         DYCKERHOFF AKTIENGESELLSCHAFT
                             BIEBRICHER STRASSE 69
                            65203 WIESBADEN, GERMANY
                                49 (0611) 676-0

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                with a copy to:

                                THOMAS A. RALPH
                               WILLIAM G. LAWLOR
                                PETER D. CRIPPS
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000
                               __________________

                           Calculation of Filing Fee

                Transaction Valuation*                   Amount of Filing Fee**
                    $1,194,507,044                               $238,901

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 19,297,418 shares of common stock, $1.00 par value per share (the "Shares"), of Lone Star Industries, Inc., together with the associated rights to purchase common stock issued pursuant to the Rights Agreement, dated as of November 10, 1994 by and between the Company and Chemical Bank, as Rights Agent, at a price of $50.00 per Share in cash, without interest thereon, and 2,826,291 Common Stock Purchase Warrants (the "Warrants"), each representing the right to purchase two Shares at an exercise price of $18.75 per Warrant (or $9.375 per Share), issued pursuant to the Warrant Agreement dated as of April 13, 1994 between the Company and Chemical Bank, as Warrant Agent, for $81.25 per Warrant in cash, without interest thereon. Such number of Shares and such number of Warrants includes all outstanding Shares and Warrants as of September 1, 1999.
** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.                          Filing Party: Not applicable.
Form or Registration No.: Not applicable.                         Date Filed: Not applicable.

     CUSIP NOS. 542290 408 and 542290 11                             Page 1 of 2

                                     14D-1

     ______________________________________________________________________________
     1.   NAMES OF REPORTING PERSONS.  S.S. OR I.R.S. IDENTIFICATION
          NOS. OF ABOVE PERSONS

          Dyckerhoff Aktiengesellschaft
     ______________________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]
     ______________________________________________________________________________
     3.   SEC USE ONLY
     ______________________________________________________________________________
     4.   SOURCE OF FUNDS

          BK
     ______________________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(e) OR 2(f) [ ]
     ______________________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany

     ______________________________________________________________________________
     7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,320,870  Shares*
          0 - Warrants
     ______________________________________________________________________________
     8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES [ ]
     ______________________________________________________________________________
     9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          6.8%  of the outstanding Shares*
          0.0% of the outstanding Warrants
     ______________________________________________________________________________
     10.  TYPE OF REPORTING PERSON

          CO

     ______________________________________________________________________________
          * Beneficial ownership is based upon the provisions of the Tender
            Agreement dated as of September 2, 1999 among Parent (as hereinafter defined), Purchaser (as hereinafter defined) and certain
            stockholders (the "Certain Stockholders") of the Company (as hereinafter defined), pursuant to which each Certain Stockholder has agreed to tender in the Offer, and not to withdraw therefrom, the
            Shares and Warrants owned by such Certain Stockholder, as well as any other Shares or Warrants acquired prior to the expiration of the
            Offer.

CUSIP NOS. 542290 408 and 542290 11                                  Page 2 of 2

                                     14D-1

     ______________________________________________________________________________
     1   NAMES OF REPORTING PERSONS.  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS

         LEVEL ACQUISITION CORP.  (E.I.N.: 52-2189300)
     ______________________________________________________________________________
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
     ______________________________________________________________________________
     3   SEC USE ONLY
     ______________________________________________________________________________
     4   SOURCE OF FUNDS

         BK
     ______________________________________________________________________________
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(e) OR 2(f) [ ]
     ______________________________________________________________________________
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

     ______________________________________________________________________________
     7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,320,870 Shares*
         0-Warrants
     ______________________________________________________________________________
     8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES [ ]
     ______________________________________________________________________________
     9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         6.8% of the outstanding Shares*
         0.0% of the outstanding Warrants
     ______________________________________________________________________________
     10  TYPE OF REPORTING PERSON

         CO
     _____________________________________________________________________________
         * Beneficial ownership is based upon the provisions of the Tender
           Agreement dated as of September 2, 1999 among Parent (as hereinafter defined), Purchaser (as hereinafter defined) and certain stockholders
           (the "Certain Stockholders") of the Company (as hereinafter defined), pursuant to which each Certain Stockholder has agreed to tender in the Offer, and not to withdraw therefrom, the Shares and Warrants owned by such Certain Stockholder, as well as any other Shares or
           Warrants acquired prior to the expiration of the Offer.

                                 TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Level Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Dyckerhoff Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Parent"), to purchase (i) all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Lone Star Industries, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase common stock issued pursuant to the Rights Agreement, dated as of November 10, 1994 by and between the Company and Chemical Bank, as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest thereon, and (ii) all of the outstanding Common Stock Purchase Warrants (the "Warrants"), each representing the right to purchase two Shares at an exercise price of $18.75 per Warrant (or $9.375 per Share), issued pursuant to the Warrant Agreement dated as of April 13, 1994 between the Company and Chemical Bank, as Warrant Agent, for $81.25 per Warrant, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(3) (the Offer to Purchase and the Letters of Transmittal, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.  Security and Subject Company.

     (a) The name of the subject company is Lone Star Industries, Inc., and the address of its principal executive offices is 300 First Stamford Place, Stamford, CT 06912-0014. The telephone number of the Company at such location is (203) 969-8600.

     (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Price Range of the Securities; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  Identity and Background.

     (a) through (d), (g): This Statement is being filed by Purchaser and Parent. The information set forth in the "Introduction," "Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each member of the Supervisory Board or Board of Management and each executive officer of Parent and each director and executive officer of Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

     (e) through (f): During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons referred to in Sections 1,2 or 3 of Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

     (a)(1) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons referred to in Sections 1, 2 or 3 of Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons referred to in Sections 1, 2 or 3 of Schedule I to the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "Introduction," "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Contacts with the Company" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  Source and Amount of Funds or Other Consideration.

     (a) and (b): The information set forth in the "Introduction" and "Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidders.

     (a) through (e): The information set forth in the "Introduction," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g): The information set forth in the "Introduction" and "Effect of the Offer on the Market for the Securities; Stock Exchange Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  Interest in Securities of the Subject Company.

     (a) and (b): The information set forth in the "Introduction," "Certain Information Concerning Parent and Purchaser" and "Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The information set forth in the "Introduction," "Sources and Amount of Funds," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  Persons Retained, Employed or to be Compensated.

     The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  Financial Statements of Certain Bidders.

     The information set forth in "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  Additional Information.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Sections 1, 2 or 3 of Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

     (b) and (c): The information set forth in the "Introduction," "Certain Conditions of the Offer," "Certain Legal Matters and Regulatory Approvals" and "Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Effect of the Offer on the Market for the Securities; Stock Exchange Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (e)   None.

     (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and
(a)(3), to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  Material to be Filed as Exhibits.

     (a)(1) Offer to Purchase, dated September 3, 1999.

     (a)(2) Letter of Transmittal to Tender Shares of Common Stock.

     (a)(3) Letter of Transmittal to Tender Warrants to Purchase Common Stock.

     (a)(4) Notice of Guaranteed Delivery.

     (a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(8) Press Release dated September 2, 1999.

     (a)(9) Summary Advertisement.

     (b)(1) Term Loan Facilities Agreement, dated as of September 1, 1999, by and among Parent, Purchaser, Deutsche Bank AG and Dresdner Bank AG.

     (c)(1) Agreement and Plan of Merger, dated as of September 2, 1999, by and among Parent, Purchaser and the Company.

     (c)(2) Confidentiality Agreement, dated as of July 8, 1999, by and among Parent, Dyckerhoff, Inc. and the Company.

     (c)(3) Tender Agreement, dated as of September 2, 1999, by and among Parent, Purchaser and certain stockholders of the Company.

     (d)    None.

     (e)    Not applicable.

     (f)    None.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 3, 1999


                              DYCKERHOFF AKTIENGESELLSCHAFT

                                         /s/  Peter Steiner
                              By: _________________________________________
                                  Name:  Peter Steiner
                                  Title: Chief Financial Officer

                                         /s/  Luis Rauch
                              By: _________________________________________
                                  Name:  Luis Rauch
                                  Title: Treasurer


                              LEVEL ACQUISITION CORP.

                                         /s/  Felix Pardo
                              By: __________________________________________
                                  Name:  Felix Pardo
                                  Title:  President, Treasurer and Secretary

                               INDEX TO EXHIBITS


EXHIBIT
-------

(a)(1) Offer to Purchase, dated September 3, 1999.

(a)(2) Letter of Transmittal to Tender Shares of Common Stock.

(a)(3) Letter of Transmittal to Tender Warrants to Purchase Common Stock.

(a)(4) Notice of Guaranteed Delivery.

(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8) Press Release dated September 2, 1999.

(a)(9) Summary Advertisement.

(b)(1) Term Loan Facilities Agreement, dated as of September 1, 1999, by and among Parent, Purchaser, Deutsche Bank AG and Dresdner Bank AG.

(c)(1) Agreement and Plan of Merger, dated as of September 2, 1999, by and among Parent, Purchaser and the Company.

(c)(2) Confidentiality Agreement, dated as of July 8, 1999, by and among Parent, Dyckerhoff, Inc. and the Company.

(c)(3) Tender Agreement, dated as of September 2, 1999, by and among Parent, Purchaser and certain stockholders of the Company.

(d)    None.

(e)    Not applicable.

(f)    None.